Exhibit 6

VOTING AND RESALE AGREEMENT

THIS AGREEMENT made as of this 10 day of February, 2020.

A M O N G:

CANNABIS GROWTH OPPORTUNITY CORPORATION,

a corporation incorporated under the
laws of Canada

(hereinafter called “CGOC”)

OF THE FIRST PART

- and -

GROWN ROGUE INTERNATIONAL INC.,

a corporation incorporated under
the laws of the Province of Ontario

(hereinafter called “Grown Rogue”)

OF THE SECOND PART

WHEREAS CGOC has subscribed for 15,000,000 common shares of Grown Rogue (the “Subscription Shares”);

AND WHEREAS CGOC and Grown Rogue wish to provide for the voting of the Subscription Shares;

AND WHEREAS CGOC and Grown Rogue wish to provide for supplemental resale restrictions upon Grown Rogue’s entitlement to resell the Subscription Shares;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein and other good and valuable consideration (the receipt and sufficiency of which is being hereby acknowledged), the parties hereto agree as follows:

1. Voting of Shares

1.1 CGOC hereby agrees to vote all of the Subscription Shares at any and all annual and/or special meetings of the shareholders of Grown Rogue in such manner as Grown Rogue may in its absolute and unfettered discretion determine.

1.2 In order to give effect to section 1.1 hereof CGOC shall complete the form of proxy prepared and delivered by management of Grown Rogue as directed by Grown Rogue and shall deliver such completed form of proxy to Grown Rogue’s registrar and transfer agent within the time limits specified to permit the shares represented by such proxy to be voted at the meeting of shareholders.

2. Supplemental Resale Restrictions

2.1 CGOC agrees not to resell any of the Subscription Shares prior to August 5, 2021 without the prior written consent of Grown Rogue.

2.2 CGOC acknowledges the share certificate, direct registration statement or other electronic book-entry system shall bear legends or notations indicating the supplemental resale restrictions in section 2.1.

3. Termination

3.1 This agreement shall terminate at 5:00 pm (Toronto time) on August 5, 2021.

4. Interpretation

4.1 Whenever used in this Agreement, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

4.2 Time shall in all respects be of the essence of this Agreement.

4.3 The insertion of headings and the division of this Agreement into articles, sections, paragraphs, clauses or schedules are for convenience of reference only and shall not affect or be utilized in the construction or the interpretation hereof.

4.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the courts of the Province of Ontario.

4.5 When calculating the period of time within which or following which an act is to be done or steps taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day. If the day on which an act is to be done or steps taken pursuant to this Agreement is not a Business Day, such day shall be deemed to be the next Business Day.

4.6 Unless otherwise stated, a reference herein to a numbered or lettered article, paragraph, clause or schedule refers to the article, paragraph, clause or schedule bearing that number or letter in this Agreement. A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

4.7 Any notice, document or other communication required or permitted by this Agreement to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid ordinary mail posted in Canada, or if transmitted by any form of telecommunication (which is tested prior to transmission, confirms to the sender the receipt of the entire transmission by the recipient and reproduces a complete written version of the transmission at the point of reception) to such party addressed as set out below.

(a)	for CGOC at:

Cannabis Growth Opportunity Corporation

240 Richmond Street West, Suite 4163

Toronto, Ontario M5V 1V6

Attention: Jamie Blundell, President and COO

Email: jblundell@cgocorp.com

(b)	for Grown Rogue at:

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M5V 1X2

Attention: J. Obie Strickler

Email: obie@grownrogue.com

Notice so mailed shall be deemed to have been given on the third Business Day after deposit in a post office or public letterbox. Neither party shall mail any notice, request or other communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunication during normal business hours on a Business Day (9:00 a.m. to 5:00 p.m. local time at the place of receipt) shall be deemed to have been given on the day of transmission or, in the case of notice transmitted outside of normal business hours shall be deemed to have been given on the first Business Day after the day of transmission; provided that immediately following such transmission such notice is given by personal delivery. Notice delivered personally shall be deemed to have been given on the day it was delivered. Any party may from time to time notify the others in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes hereof.

4.8 The parties agree to execute and deliver to each other such further instruments and other written assurances and to do or cause to be done such further acts or things as may be necessary or convenient to carry out and give effect to the intent of this Agreement or as any of the parties may reasonably request in order to carry out the transactions contemplated herein.

4.9 This Agreement sets forth the entire agreement among the parties hereto pertaining to the specific subject matter hereof and replaces and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto, and there are no warranties, representations or other agreements, whether oral or written, express or implied, statutory or otherwise, between the parties hereto in connection with the subject matter hereof except as specifically set forth herein. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

4.10 No delay or failure of any party in exercising any right or remedy hereunder and no partial exercise of any such right or remedy shall be deemed to constitute a waiver of such right or remedy or any other rights or remedies of such party hereunder. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. Any consent by a party to or any waiver by a party of any breach of any provision of this Agreement shall not constitute a consent to or waiver of any subsequent, further or other breach of the provisions of this Agreement.

4.11 This Agreement may be executed by the parties hereto in separate counterparts each of which when so executed and delivered shall constitute an original document, and all such counterparts shall together constitute one and the same instrument. Telecopied counterparts shall constitute original counterparts.

4.12 This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, assigns and legal representatives.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

CANNABIS GROWTH OPPORTUNITY CORPORATION

Per:	“Sean Conacher”
Name: Sean Conacher
Title: Chief Executive Officer

GROWN ROGUE INTERNATIONAL INC.

Per:	“J. Obie Strickler”
Name: J. Obie Strickler
Title: Chief Executive Officer

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